PILLSBURY WINTHROP SHAW PITTMAN LLP
2475 HANOVER STREET
PALO ALTO, CALIFORNIA 94304

June 16, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 6010

Attn: Mr. Jay Mumford

  Re:
  Techwell, Inc.-Registration Statement on Form S-1 (File No. 333-130965)

Ladies and Gentlemen:

        On behalf of Techwell, Inc. (the "Registrant"), we enclose for filing under the Securities Act of 1933, as amended, (the "Securities Act") Amendment No. 7 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto.

        Amendment No. 7 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in their letter dated June 15, 2006. Set forth below are the Registrant's responses to the Staff's comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Marked copies of Amendment No. 7 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Selling Stockholders, page 77

  1.
  We note your response to our prior comment 3. We reissue the comment. Please disclose whether the seller purchased in the ordinary course of business, and at the time of the purchase of the securities to be resold, the seller had not agreements or understandings, directly or indirectly, with any person to distribute the securities.

    Response:    The requested disclosure has been added.

  2.
  Please tell us whether TCV or any of its affiliates is a registered broker-dealer.

    Response:    The Registrant notes that neither TCV nor any of its affiliates is a registered broker-dealer.

Exhibit 5

  3.
  Regarding your response to prior comment 7:

  •
  Please do not file an opinion with a broad "board resolutions" condition when the opinion is conditioned on a few, specific resolutions as mentioned in your response;

    Response:    The Registrant notes the opinion has been revised to remove the condition relating to resolutions adopted by the board of directors.

    •
    It is unclear from the response why the board has not approved the number of shares to be issued. If Techwell is not authorized by the board to issue the number of shares currently being offered to the public, the prospectus should disclose this risk prominently.

    Response:    The Registrant notes its board of directors previously approved the number of shares to be issued.

    •
    It is unclear from the response whether the board has approved the price range disclosed in the prospectus. If so, it is unclear why the opinion requires a condition regarding the price range given that counsel has also conditioned the opinion on the sale being consistent with the registration statement. If the board has not approved the range, it is unclear why the prospectus does not prominently disclose this fact.

    Response:    The Registrant notes the board previously approved the price range disclosed in the prospectus. The condition relating to resolutions adopted by the board of directors has been removed.

    •
    It is unclear why the board's approval of the form of prospectus affects the opinion on the matters required to be addressed by Regulation S-K Item 601(b)(5).

    Response:    The Registrant notes that the condition relating to the resolutions adopted by its board of directors has been removed.

  4.
  Please ask your counsel to clarify the first paragraph of its opinion, which refers to a sale of 5,500,000 shares but breaks down that offering into components which total more than 5,500,000.

    Response:    The Registrant notes counsel has clarified the first paragraph of its opinion to reflect that the opinion covers 6,325,000 shares of common stock.

* * * * *

        Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4754. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,
/s/ JAMES J. MASETTI
James J. Masetti
cc:
The Nasdaq Stock Market, Inc.
Mr. Fumihiro Kozato
Mr. Mark Voll
Mr. Christopher Kaufman
Mr. Jorge del Calvo
Ms. Davina K. Kaile